                                                                    EXHIBIT 99.3
                                                                    ------------

              ILOG APPOINTS TELECOM INDUSTRY VETERAN TO ITS BOARD
              ---------------------------------------------------

PARIS, France and MOUNTAIN VIEW, Calif., November 9, 2000 - ILOG S.A. (NASDAQ:
ILOG; EURO.NM) today announced it has named telecommunications industry veteran Richard Liebhaber to its board of directors, replacing Fredric Harman of Oak Investments, who is stepping down after serving on the ILOG Board for six years.

Liebhaber's experience spans more than 45 years and includes pioneering companies in the areas of telecommunications and the internet. Liebhaber began his technology career at IBM rising through the ranks to head up IBM's new business development activities. In 1984, Liebhaber represented IBM in the establishment of a joint venture company with CBS and Sears for developing consumer home information services, a venture that became the first internet service provider, Prodigy. He served on the board of directors of Prodigy from the company's inception until 1993.

Liebhaber joined MCI Communications in 1985 where he served as a board member and management committee member. During his 10-year MCI tenure, Liebhaber spearheaded the acquisition of Telecom USA and also had responsibility for architecting, constructing and maintaining MCI's network. He is also a former board member of Qwest Communications, where he was involved in the creation of the Qwest Network. He is currently a member of the supervisory board of KPNQwest (NASDAQ: KQIP), a joint venture between Dutch telecommunications provider, KPN and Qwest Communications.

Liebhaber currently serves on the boards of Advanced Radio Telecom (NASDAQ:
ARTT), Avici Systems (NASDAQ: AVCI); Internet Communications Corporation (NASDAQ: INCC); and Rare Medium Group (NASDAQ: RRRR). He previously served on the boards of Alcatel USA, Transmedia, which was acquired by Cisco, and Promatory Communications, recently acquired by Nortel Networks. "Dick's vast industry knowledge and insight will be very valuable to ILOG as we enter our next phase of growth and build upon our successful ISV business model," said ILOG President and CEO Pierre Haren. "He will be an able successor to Fred Harman who guided us in establishing our presence in the U.S. marketplace during our pre- and post-IPO period."

Liebhaber's appointment will become effective following his election by shareholders at ILOG's annual general meeting being held in Paris on December 18, 2000.

About ILOG

Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten development times for enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where ILOG enjoys significant market share, the company is taking an active role in the e-business software-components market. Visit http://www.ilog.com for additional information. ILOG is a registered trademark of ILOG. All other trademarks are the properties of their respective owners.

                                      ###